Exhibit 12.1

ANADARKO PETROLEUM CORPORATION

CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF

EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six Months Ended June 30, 2006 and Five Years Ended December 31, 2005

millions except ratio amounts	Pro Forma June 30, 2006	Six Months Ended June 30, 2006	Years Ended December 31
			2005	2004	2003	2002	2001
Gross Income from Continuing Operations	$3,118	$1,941	$3,611	$2,458	$1,850	$1,219	$210
Rentals	25	8	13	10	8	12	13

Earnings	3,143	1,949	3,624	2,468	1,858	1,231	223

Gross Interest Expense	941	132	266	428	365	343	268
Rentals	25	8	13	10	8	12	13

Fixed Charges	$966	$140	$279	$438	$373	$355	$281

Preferred Stock Dividends	3	3	8	8	9	9	14

Combined Fixed Charges and Preferred Stock Dividends	$969	$143	$287	$446	$382	$364	$295

Ratio of Earnings to Fixed Charges	3.25	13.92	12.99	5.63	4.98	3.47	—

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.24	13.63	12.63	5.53	4.86	3.38	—

As a result of the Company’s net loss in 2001, Anadarko’s earnings did not cover fixed charges by $58 million and did not cover combined fixed charges and preferred stock dividends by $72 million.

The following table sets forth our ratio of earnings to fixed charges for the periods indicated (1) on a consolidated historical basis and (2) on a pro forma as adjusted basis to give the effect to (i) the completion of the Kerr-McGee and Western mergers, (ii) the financing of the mergers through borrowings of approximately $22.5 billion under our 364-day term loan agreement, (iii) the completion of this offering and (iv) our application of the estimated proceeds from this offering in the manner described in “Use of Proceeds.”

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income from continuing operations before income taxes and fixed charges. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.